UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14(F)-1 THEREUNDER

MILLENNIA, INC.
(Exact name of company as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	000-16974 (Commission File Number)	59-158586 (IRS Employer Id. No.)

2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
(Address of principal executive offices, including zip code)

(972) 963-0000
(Company’s telephone number, including area code)

MILLENNIA, INC.
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
______________________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

August 20, 2010
_______________________________________________

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about August 20, 2010 to holders of record on August 19, 2010 of shares of common stock, par value $0.00l per share (“Common Stock”), of Millennia, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder.  This Information Statement is being delivered in connection with the appointment by the existing directors of a new Board of Directors of the Company (the “Board”) followed by the resignation of the existing directors pursuant to the terms of the transactions (“Transactions”) described below.  The appointment will become effective upon the closing of the transactions described below, but not sooner than September 3, 2010, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the issuance (the “Sale”) of 36,500,000 shares of common stock of the Company, and result in a change of control of the Company.

As of August 19, 2010, the Company had 2,337,837 shares of Common Stock issued and outstanding, which is the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully.  It describes the terms of Transactions that will be consummated at a closing on or after September 3, 2010 (the “Closing Date”) that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and directors of the Company before and after the Closing Date of the Transactions.  Additional information about the Company and the Transactions will be contained in the Company’s Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) after the Closing Date of the Transactions.  The Form 8-K may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC’s website at http://www.sec.gov.

THE TRANSACTIONS

On July 28, 2010, the Company and Reunion Sports Group, LLC executed an Asset Purchase Agreement, pursuant to which Reunion will contribute to United League Baseball, Inc., a newly-formed subsidiary of the Company, cash and a note payable totaling $300,000 and all contract and franchise rights, and intellectual property rights comprising the United Baseball League, and in exchange will be entitled to receive a total of 36,500,000 shares of the Company’s Common Stock.

As a result of the transaction described above, Reunion will own approximately 94% of the then outstanding Common Stock of the Company.

Upon the completion of the transactions, which will occur at least ten days after the mailing of this Information Statement, the Company’s existing directors, Kevin B. Halter, Kevin B. Halter, Jr. and Pam Halter will resign as directors and appoint John Bryant, Byron Pierce and Stan Wright as new directors of the Company.

All current officers of the Company will resign upon completion of the Exchange, and the new Board will appoint new officers of the Company.  In connection with the change of control, the Company will become the owner of the United League Baseball, an independent minor league baseball organization, and will dispose of its horse racing subsidiary and the cash and note payable totaling $300,000 in satisfaction of all indebtedness of the Company.

GENERAL

Since May, 2008,  the Company has been a small reporting company, posting modest sales and operating losses.  In mid-2010, the directors determined that opportunities for additional sales and potential growth were not sufficient to continue to incur the expense of being a public company, and that the Company should seek a new business offering the prospect for faster growth.  On July 28, 2010, following a period of negotiations, the Company entered into an Asset Purchase Agreement with Reunion.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT
THE EXISTING OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth the existing officers and directors of the Company.

Director Name of Person	Age	Position and Office Held with the Company	Since
Kevin B. Halter	74	Chairman. CEO, President, CFO and Director	1994
Kevin Halter, Jr.	49	Vice President and Director	1994
Pam Halter	55	Secretary and Director	2005

Business Experience

Directors and Executive Officers

Kevin B. Halter has served as President, Chief Executive Officer and Chairman of the Board of the Company since 1994. He has also been the Chief Financial Officer of the Company since 1998. He has been President of Halter Capital Corporation, a financial consulting and investment firm since 1987. From August 4, 1998 until February 27, 2004 he was President and Director of Millennia Tea Masters, Inc., now known as VoIP, Inc.  From February 21, 2006 until April 14, 2006 he was a Director of Rub A Dub Soap, Inc.

Kevin Halter, Jr. has served as Vice President and Director since 1994. From 1998 until February 2005 he was the Secretary of the Corporation.  Since 1987, he has been President of Securities Transfer Corporation, an SEC registered stock transfer company.  He has been a vice president and director of Halter Capital Corporation since 1987.  From August 4, 1998 until February 27, 2004 he was a Director and Secretary-Treasurer of Millennia Tea Masters, Inc., now known as VoIP, Inc.  From January 31, 2005 until March 2005 he was President and a Director of Meditech, Inc., now known as Deli Solar (USA) Inc.  From March 30, 2005 until January 30, 2006 he was President and a Director of Strong Technical, Inc., now known as Zhongpin, Inc.  From October 18, 2005 until December 7, 2005, he was President and a Director of General Devices, Inc., now known as Aduromed Industries, Inc.  From February 21, 2006 until February 5, 2008 he was President and a Director of Rub A Dub Soap, Inc.

Pam J. Halter has served as Secretary and Director of the Company since February 2005.  Since 2000 she has been the President, CEO and a director of Thoroughbreds, Inc.  She has been involved in various facets of horse racing since the age of sixteen.  She became a trainer and owner of horses about 21 years ago.  From March 2000 until March 2003, Ms. Halter was President, CEO and a director of Doblique, Inc., a company engaged in the thoroughbred racing business.  From February 21, 2006 until February 5, 2008 she was Secretary and a director of Rub a Dub Soap Company, Inc.  From October 18, 2005 until December 7, 2005 she was a Director and Secretary-Treasurer of General Devices, Inc., now known as Aduromed Industries, Inc.  From January 30, 2005 until January 30, 2006 she was a Director and Secretary-Treasurer of Strong Technical, Inc., now known as Zhongpin, Inc.

Officers are appointed by and serve at the will of the Board of Directors.  Kevin B. Halter is the father of Kevin Halter Jr. Pam Halter is the wife of Kevin B. Halter.

General

Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify.  Officers serve at the pleasure of the Board of Directors.

NEW DESIGNEE OFFICERS AND DIRECTORS OF THE COMPANY

After completion of the Transactions, the following persons will be the directors and officers of the Company:

Names:	Age	Titles:
John Bryant	63	Chairman, Chief Executive Officer and Director
Byron Pierce	62	Chief Operating Officer and Director
Stan Wright	60	Chief Financial Officer and Director

Business Experience

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified.  The Board of Directors will seek other qualified individuals to serve on the Board and to form committees to do the Board’s work.

Currently, our directors are not compensated for their services, although their expenses in attending meetings are reimbursed.  Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

Directors and Executive Officers

John Bryant has served as Chief Executive Officer and member of the Board of Directors of Reunion Sports Group, LLC, dba United League Baseball since 2006.  Duties have included all chief executive responsibilities for the league of six professional minor league baseball teams.  He has been active in the professional baseball industry since 1994 and has served as co-founder and Commissioner of the Texas-Louisiana League.  He served from 1983 until 1997 in the United States House of Representatives as U.S. Congressman representing the Dallas, Texas area and ten North Texas Counties and also served as the U.S. Ambassador to the International Telecommunications Union and World Radio Communications Conference in 1997.  In addition, he has been a practicing attorney at law since 1974.

Byron Pierce has served as Chief Operating Officer and member of the Board of Directors of Reunion Sports Group, LLC, dba United League Baseball since 2006.  Duties have included all operational responsibilities for the league of six professional minor league baseball teams.  He has been active in the professional baseball industry since 1991 and was co-founder of the Texas-Louisiana League.  In addition, he has been President and Chief Executive Officer of Anchor Sports I, Inc., a distributor of infield maintenance supplies to baseball parks, since 2000.

Stanley Wright has served a Chief Financial Officer and member of the Board of Directors of Reunion Sports Group, LLC, dba United League Baseball since 2009.  Duties have included all financial and accounting responsibilities for the league of six professional minor league baseball teams.  In addition, he has been President and Chief Executive Officer of Motown, Inc., a licensed financial instituion, since 2001 as well as a practicing Certified Public Accountant and entrepreneur since 1976.

CORPORATE GOVERNANCE

The Company does not maintain an audit committee, compensation committee, or nominating committee, and the Board performs these functions.  Because the Company has had only three directors who own over a majority of the voting securities of the Company, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations.  The Board has not established an audit or compensation committee for similar reasons.  Immediately following completion of the Transactions, it is anticipated that this structure will remain in place. Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees composed primarily of independent directors to perform the functions normally performed by such groups.

During the year 2010 through August 19, 2010, the Board of Directors held one meeting and took one corporate action by unanimous written consent.

EXECUTIVE COMPENSATION

Executive Compensation

Neither the Company nor its subsidiary pay any compensation to its officers and directors and have not paid compensation in any amount or of any kind to its executive officers or directors for the years ended 2008 and 2009.  The Company pays management fees to Halter Capital Corporation as described in Item 12.  There are no stock options or other derivative securities outstanding.

No stock has been issued to any officer, employee or director of the company except in their capacity as investors.  Although we have no current plan in existence, we may adopt a plan to pay or accrue cash compensation to our officers and directors for services rendered.  We currently do not have a stock incentive plan for the benefit of officers, directors or employees, but our Board of Directors may recommend the adoption of such programs in the future.

SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5.  To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the calendar year ended December 31, 2009, all Section 16(a) filing requirements applicable to its insiders were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of August 19, 2010, the Company has issued and outstanding 2,337,837  shares of Common Stock.  There is no other class of voting security of the Company issued or outstanding.  The following table sets forth the number of shares of Common Stock beneficially owned as of August 20, 2010, by (i) each director, (ii) each executive officer named in the Summary Compensation Table and (iii) each person known to own beneficially more than 5% of our stock, and (iv) all directors, named executive officers and other executive officers as a group.  We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of that date.  Beneficial ownership generally includes voting and investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

	Shares of Common Stock
Name and Address	Number of Shares Owned	% Total Outstanding Shares

Halter Capital Corporation 2591 Dallas Parkway, Suite 102 Frisco, Texas 75034	1,958,100	83.8

Kevin B. Halter 2591 Dallas Parkway, Suite 102 Frisco, Texas 75034	2,121,164	90.8

Kevin B. Halter, Jr. 2591 Dallas Parkway, Suite 102 Frisco, Texas 75034	2,099,445	89.8

Pam J. Halter 2591 Dallas Parkway, Suite 102 Frisco, Texas 75034	8,100	0.3

All officers and directors As a group (3) persons	2,270,607	97.3

(1)	Owned of record, Halter Capital Corporation is owned 50% by Kevin B. Halter and 50% by Kevin B. Halter, Jr. and they chare equally in the voting and dispositive power over the shares.
(2)	Includes 1,958,100 shares owned of record by Halter Capital Corporation and 166,427 owned of record by Kevin B. Halter.
(3)	Includes 1,958,100 shares owned of record by Halter Capital Corporation and 141,345 shares owned of record by Kevin B. Halter, Jr.
(4)	Owned of record.
(5)
Includes 1,958,100 shares owned of record by Halter Capital Corporation, 166,427 shares owned of record by Kevin B. Halter, 141,345 shares owned of record by Kevin B. Halter, Jr. and 8,100 shares owned of record by Pam Halter.

Beneficial ownership generally includes voting and investment power with respect to the securities.  Unless otherwise, the Company is not aware of any arrangement which might result in a change in control in the future.

Code of Ethics

The Company has not yet adopted a comprehensive written code of ethics. It is generally the Company’s policy that its operations are to be conducted in compliance with the law and with the highest ethical standards.

Director Compensation

Our directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business.  The directors must be present at the meeting to constitute a quorum.  However, any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors individually or collectively consent in writing to the action.

Directors do not receive compensation for their services.

By Order of the Board of Directors

/s/ Kevin B. Halter
Kevin B. Halter